Jeffs’ Brands Ltd.

7 Mezada Street,

Bnei Brak, 5126112, Israel

February 26, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Jeffs’ Brands Ltd. (CIK 0001885408)
Registration Statement No. 333-293607 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on February 26, 2026, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on March 2, 2026 at 8:00 a.m., Eastern Time. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-mentioned Registration Statement.

Very truly yours,

Jeffs’ Brands Ltd

By:	/s/ Ronen Zalayet
Ronen Zalayet Chief Financial Officer